EXHIBIT 12.1

New Skies Satellites B.V.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, except ratios)

							Period from		Period from
							January 1,		November 2,
							2004 to		2004 to
							November 1,		December
	2001		2002		2003		2004		31, 2004	2005

Income (loss) before income taxes	52.4		29.2		18.5		12.0		(19.4)	(16.1)

ADD: Fixed Charges:
Capitalized interest	1.5		1.6		1.9		1.2		2.0	1.8
Interest expense (including amortization of debt issuance costs)	0.4		0.5		1.2		1.4		10.0	87.9
Rentals (1/3)(a)	0.4		0.4		0.4		0.2		—	0.2

Total Fixed Charges	2.3		2.5		3.5		2.8		12.0	89.9

Income before income taxes plus fixed charges	54.7		31.7		22.0		14.8		(7.4)	73.8

LESS: Capitalized interest	(1.5)		(1.6)		(1.9)		(1.2)		(2.0)	(1.8)

Earnings (As defined)	53.2		30.1		20.1		13.6		(9.4)	72.0

Total Fixed Charges	2.3		2.5		3.5		2.8		12.0	89.9

Ratio of Earnings to Fixed Charges	23.1	x	12.0	x	5.7	x	4.9	x	—	0.8	x

Deficiency in Earnings Required to Cover Fixed Charges	—		—		—		—		(21.4)	—

(a) We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.